Filed by Warner Bros. Discovery, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Warner Bros. Discovery, Inc.

Commission File No.: 001-34177

Date: December 8, 2025

Warner Bros. Discovery Confirms Receipt of Paramount Skydance Unsolicited Tender Offer

NEW YORK, December 8, 2025 – Warner Bros. Discovery, Inc. (“Warner Bros. Discovery” or “WBD”) (NASDAQ: WBD) today confirmed Paramount Skydance Corporation (“Paramount Skydance”) (NASDAQ: PSKY) has commenced an unsolicited tender offer to acquire all of the outstanding shares of Warner Bros. Discovery common stock.

The Warner Bros. Discovery Board of Directors (the “Board”), consistent with its fiduciary duties and in consultation with its independent financial and legal advisors, will carefully review and consider Paramount Skydance’s offer in accordance with the terms of Warner Bros. Discovery’s agreement with Netflix, Inc. (“Netflix”).

The Board is not modifying its recommendation with respect to the agreement with Netflix. Warner Bros. Discovery intends to advise its stockholders of the Board’s recommendation regarding Paramount Skydance’s tender offer within 10 business days.

Warner Bros. Discovery stockholders are advised not to take any action at this time with respect to Paramount Skydance’s proposal.

Allen & Company, J.P. Morgan and Evercore are serving as financial advisors to Warner Bros. Discovery and Wachtell Lipton, Rosen & Katz and Debevoise & Plimpton LLP are serving as legal counsel.

About Warner Bros. Discovery:

Warner Bros. Discovery is a leading global media and entertainment company that creates and distributes the world’s most differentiated and complete portfolio of branded content across television, film, streaming and gaming. Warner Bros. Discovery inspires, informs and entertains audiences worldwide through its iconic brands and products including: Discovery Channel, HBO Max, discovery+, CNN, DC, TNT Sports, Eurosport, HBO, HGTV, Food Network, OWN, Investigation Discovery, TLC, Magnolia Network, TNT, TBS, truTV, Travel Channel, Animal Planet, Science Channel, Warner Bros. Motion Picture Group, Warner Bros. Television Group, Warner Bros. Pictures Animation, Warner Bros. Games, New Line Cinema, Cartoon Network, Adult Swim, Turner Classic Movies, Discovery en Español, Hogar de HGTV and others. For more information, please visit www.wbd.com.

Important Information about the Paramount Skydance Tender Offer and Where to Find It

Warner Bros. Discovery intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer with the Securities and Exchange Commission (the “SEC”) within 10 business days of the commencement of the tender offer. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE SOLICITATION

/RECOMMENDATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders may obtain free copies of the solicitation/recommendation statement (when available) as well as other filings by the Warner Bros. Discovery, without charge, at the SEC’s website, http://www.sec.gov. In addition, free copies of documents filed with the SEC by Warner Bros. Discovery will be made available free of charge on Warner Bros. Discovery’s investor relations website at http://www.ir.wbd.com.

Important Information about the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between WBD and Netflix, Inc. (“Netflix”) (the “proposed transaction”). In connection with the proposed transaction, Netflix intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC and WBD intends to file a proxy statement with the SEC. WBD also intends to file a registration statement for a newly formed subsidiary (“Discovery Global”), which is contemplated to own certain assets and businesses of WBD not being acquired by Netflix in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about WBD and Netflix, without charge, at the SEC’s website, https://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by WBD will be made available on WBD’s investor relations website at https://ir.wbd.com. Free copies of documents filed with the SEC by Netflix will be made available on Netflix’s investor relations website at https://ir.netflix.net.

Participants in the Solicitation

WBD and Netflix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of WBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, under the heading “Executive Officers of Warner Bros. Discovery, Inc.,” and its definitive proxy statement filed with the SEC on April 23, 2025, under the heading “Proposal 1: Election of Directors.” Information about the directors and executive officers of Netflix is set forth in its definitive proxy statement filed with the SEC on April 17, 2025, under the headings “Our Board of Directors” and “Our Company Executive Officers.” Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between WBD and Netflix constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of WBD and Netflix and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (3) the risk that WBD stockholders may not approve the proposed transaction, (4) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (5) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (6) the final allocation of indebtedness between WBD and Discovery Global in connection with the separation could cause a reduction to the consideration for the proposed transaction, (7) risks related to potential litigation brought in connection with the proposed transaction, (8) the risk that the integration of the businesses will be more difficult, time consuming or costly than expected, (9) risks related to financial community and rating agency perceptions of each of WBD and Netflix and its business, operations, financial condition and the industry in which it operates, (10) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (11) failure to realize the benefits expected from the proposed transaction, (12) effects of the announcement, pendency or completion of the proposed transaction on the ability of WBD or Netflix to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally, (13) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (14) negative effects of the announcement or the consummation of the proposed transaction on the market price of WBD and/or Netflix common stock, (15) risks relating to the value of the shares of Netflix common stock to be issued in the proposed transaction and uncertainty as to the long-term value of Netflix common stock, (16) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Netflix’s operations after the consummation of the proposed transaction and on the other conditions to the completion of the proposed transaction, (17) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction, (18) the risk that Discovery Global, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms, (19) the risk that Discovery Global may be unable to achieve some or all of the benefits that WBD expects Discovery Global to achieve as an independent, publicly-traded company, (20) the risk that Discovery Global may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of WBD, (21) the risk that Discovery Global will incur significant indebtedness in connection with the separation, and the degree to which it will be leveraged following completion of the separation may materially and adversely affect its business, financial condition and results of operations, (22) the ability to obtain or consummate financing or refinancing related to the proposed transaction or the separation upon acceptable terms or at all and (23) management’s response to any of the aforementioned factors. Discussions of additional risks and uncertainties are contained in WBD’s and

Netflix’s filings with the SEC and will be contained in the Form S-4, containing a proxy statement/prospectus, to be filed by Netflix in connection with the proposed transaction and the registration statement to be filed by Discovery Global in connection with the separation. Neither WBD nor Netflix is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.